

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 22, 2008

via U.S. Mail

Earth Dragon Resources Inc.
c/o Business Filings Incorporated
6100 Neil Road, Suite 500
Reno, Nevada 89511

> **Re:** **Earth Dragon Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed July 30, 2008**
> **File No. 333-152619**

To Whom It May Concern:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7

1. We note your disclosure at page 23 that you have not allocated any funds for the cost of reclamation, and that Mr. Deng has agreed to pay such costs if you do not find mineralized material. We also note your disclosure at page 29 that Mr. Deng has agreed to advance funds as needed until the public offering is completed or failed. In addition, you state at page 29 that "the foregoing agreement" is oral. However, it is not clear to which agreement you make reference. Please clarify whether both of these agreements are oral, and whether they are each

unenforceable as a matter of law. In addition, please add related risk factor disclosure.

Management's Discussion and Analysis or Plan of Operation, page 26

Plan of Operation, page 26

2.   You disclose at page 27 that the claims were recorded in Mr. Sostad's name "in order to simplify possible conveyances of the property to unaffiliated third parties in the U.S. since Mr. Deng is a resident of the People's Republic of China." Please expand your disclosure to explain how this arrangement would simplify such conveyances, and disclose whether there is a present intention to convey the claims.

3.   We note your disclosure at page 27 regarding the trust agreement, including the disclosure that in the trust agreement Mr. Sostad acknowledges that he "will not deal with the property in any way, except to transfer the property" to you. Please revise your description of the trust agreement so that it matches the provisions of the trust agreement. For example, on its face, the trust agreement does not acknowledge that Mr. Sostad will not deal with the property.

4.   We note that the trust agreement was executed in Vancouver, British Columbia. Please disclose whether the trust agreement will be governed by the laws of British Columbia. In addition, please confirm whether the trust agreement, under the relevant laws, will have the effects described at page 27 with respect to the obligations and duties of Mr. Sostad. Please update your risk factor disclosure at page 8 accordingly.

Exhibit 5.1

5.   Please obtain and file a revised legal opinion that more specifically makes reference to the shares to be covered by the opinion. For example, the opinion makes reference to the "common stock to be sold under this Form S-1 Registration Statement" but the opinion does not otherwise identify the relevant registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

        via facsimile

        Conrad C. Lysiak, Esq.
        (509) 747-1770